Endorsements for Pillow

Experts

"As a couple in a long-term relationship, my wife and I often forget to be intimate with each other - letting work and stress take over our daily lives. This is where Pillow really makes a big difference reminding us to regularly connect with our better halves and bring more sexiness back into the bedroom! Beautifully crafted with fun, sensual content, Pillow is The app for anyone looking to spice up their bedrooms or just reconnect more with their partner.
Soum
Co-Founder & CEO, MysteryVibe

"Pillow is an exciting one-of-a kind app that is allowing couples to really connect and renew their intimacy with one another. In such a busy world, we often don't stop and recognise the importance being intimate, switching off and ensuring quality time with our partner. Pillow is the perfect tool to nurture these important relationships. Here at HANX we are 100% what the app is doing.
Sarah Walsh
Founder, Hanx Condoms

"I love the disruptive philosophy behind Pillow: using technology to bring people together. Today technology is considered something that tears couples apart while Pillow is using it to bring couples together and to help them find intimacy again. Pillow is for everybody not just straight couples, I really like this open and inclusive approach when it comes to reshaping intimacy"
VirginiaSofia Cerrone
Co-Founder & CMO of Pureeros

"Pillow is a stellar app: a rare example of something which is easy to use, which is useful as a guide for couples and which can lead to all manner of renewed erotic adventures. Excellent to expand one's range, or restore some spice.
Rebecca Newman, GQ Erotic Affairs Editor

"We love new ideas, new perspectives and new experiences: at Scarlet Ladies we're passionate about helping women discover their true sexual selves through honest conversations, and we're excited to see the same principles at work in the new Pillow app. We believe it's time to break

the old sexual taboos. That includes helping women find the words to express what they need from their most intimate relationships, so we love what our friends at Pillow are doing to help couples break down barriers to intimacy and reconnect on a sexual level. When we grant ourselves permission to focus on our sexual needs and desires, that leads to better sexual experiences; better relationships; improved self confidence and, ultimately, empowerment in all aspects of life from the bedroom to the boardroom."

[Scarlet Ladies](#)

"To understand that health goes so much further than what we're eating is key. Aside from the fact that intimacy with a sexual partner can boost one's sense of wellbeing it will also improve your health in so many ways, including reducing stress and improving sleep & the immune system."

Tori Boughey
Holistic Health Coach | [TBalance](#)

"Communication is the base of any long term partnership in life and I like how Pillow underpins that through thoughtful games you can play with your partner. We are so busy these days that technology can help us to be intimate... so let's embrace new technologies like Pillow.

Ben Lambert
Founder of Zaboo ([zabooapp.com](#))

"Pillow is an app unlike any other; in a sea of dating and mating advice that focuses on 'the chase', this helps you thrive in the marathon that is long-term love'.

Nichi Hodgson Author of the Curious History of Dating

"I fully believe that intimacy is a huge untapped market ready for technological innovation and Pillow is a great product in supporting couples through guidance, support, knowledge and permission. As it grows, the opportunities for other business models to unlock are also clear to see. I have been acting as advisor to Darren and Pillow from day one and he is passionate and tenacious about building a great company.

[Dharmesh Raithatha](#)
Partner at Forward Partners

"Pillow is a wonderfully gentle way to bring your mind and body to a state of glorious, passionate arousal. Other friends of mine say the app helps them forget what's going on outside the bedroom and focus all their attention on their partner.
Marie Claire
Lifestyle Magazine

"Pillow - catapulting sex therapy into the 21st century, which has been a long time coming. With people talking more openly about sex we are seeing younger clients in our therapy rooms. This is great, since people aren't waiting years to ask for help, but it means we need more innovative and creative ways of working... This is the future of sex therapy - now.
Lucy Snider
Psychosexual Therapist

"I highly recommend [Pillow] to the couples I work with in my therapy private practice. Pillow provides a wonderful opportunity for couples to connect and grow within their relationship. There are several unique exercises that creates a playful, sensual experience that can form deeper connections sexually.
Melissa Risso
Sex & Relationship Therapist

"Pillow makes you commit to sitting down with each other and spending some time with the explicit purpose of connecting. That structure does help you feel more present and engaged.
Vanessa Marin
Sex Therapist

"Pillow has various episodes to play along to, from touch, pace and appreciation to anticipation, eye-gazing and temperature play.
Mirror
UK Tabloid

"Especially in long term relationships we can forget to nurture the relationship with our partner. Pillow is the perfect way to remind us of that, how good it feels when we do, and how little it takes to re-connect.

Victoria Le Tissier

Couples And Relationship Therapist

"Pillow offers the perfect tool for couples to have fun with intimacy at home, and is the perfect excuse to set aside time to do so!

Rima Hawkins

Psychosexual And Relationship Therapist

"...and moreover for the busy person who needs a good excuse to switch off and to achieve quality time with their partner.

Suzie Parkus

Dating Coach

"Pillow is a refreshing and modern concept for sex and relationship psychotherapists to add to their bank of useful interventions. My clients have found it helpful in giving them ideas to aid building intimacy. The episodes vary in length, but are fun and fairly short and encourage clients to view foreplay creatively. It works as an addition to sensation focus work and can be effective with clients who are wishing to reconnect physically and emotionally after traumatic relationship events.

Leigh Brown

Sex and Relationship Psychotherapist

"The world is changing, as is communication. As a therapist I am aware of this, and attempt to utilise it to my clients benefit. Pillow facilitates the ability for couples to become intimate through the use of technology to assist their communication and sex lives. My clients have loved the freedom and comfort Pillow has given them and they use it alongside our therapy sessions.

Aoife Drury

Sex & Relationship Therapist

Couples

"I just wanted to say that I think you guys are doing an immense amount of good in the world, especially in a space dominated by tasteless immediacy. You have a major fan in me!" - Mary

"It's such a unique and wonderful vehicle and means for people in love to facilitate constant growth, and to keep getting closer than they ever thought possible. At risk of sounding dramatic, Pillow is frankly revolutionary. Great job to you and your Pillow team!" - John W.

"Pillow is such a masterful and yet simple tool to encourage couples to carve out space for connection and pleasure together. We have found this to be such a gift in our marriage of over 20 years to spark new ways to connect and to be more mindful of the gift we are to one another. I cannot recommend this highly enough!" - Emily

"Sometimes, after many years of being in the same relationship, you tend to gravitate to the 'tried and true.' Pillow reminds you that there are still new things to experience with your partner. It brings you back to dating again." - Heidi

"Soft tone of the voice, precise instructions but also allowing for variation, playing with the pressure (soft to harder) and focusing on other erogenous zones besides the obvious." - Anon

"When I initially entered your website, I instantly felt it was something I should be ashamed to look at - but to be quite honest I think it's great. And it really targets modern day society. Sex is exciting and fun but the reality is, that there is SO much more that one can do to make it even more sensual, pleasurable, tantalising and exciting. But guys (no offence), especially young guys - tend to rush to penetrative sex... which is always so sad and unsatisfying. Obviously young people (and older generations but I'm speaking for mine) love the internet/apps/technology. So using it to guide them through more experimental and sensual sexual experiences is such a good idea!! And that woman's voice is so sexy, I mean I got turned on just from her 'Hello'!" - Miriam M